SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Continuing Connected Transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: December 8, 2020	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	Chairman of the Board of Directors

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transaction

Reference is made to the continuing connected transaction announcement of the Company published on 27 December 2019 in relation to the oil tanks lease agreement entered into among the Company, the Baishawan Branch and Sinopec Reserve which will expire on 31 December 2020. The Agreement to be entered into between the Company, the Baishawan Branch and Sinopec Reserve was considered and approved at the 4th meeting of the tenth session of the board of directors of the Company held on 8 December 2020. The Agreement will be signed before 31 December 2020.

Sinopec Reserve is a wholly-owned subsidiary of the Sinopec Group, the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. As a wholly-owned subsidiary of Sinopec Group, Sinopec Reserve is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. The Agreement constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules.

In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Agreement will exceed 0.1% but will be less than 5%, the transaction under the Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

1.	INTRODUCTION

Pursuant to the Agreement, the Baishawan Branch will provide storage services to the Company, including the lease of Oil Tanks with a total volume of 950,000 cubic meters for the year ending 31 December 2023 with an annual storage fees of RMB114.00 million (inclusive of value-added tax).

2.	CONNECTED PERSON AND CONNECTED RELATIONSHIP

As the Baishawan Branch is a branch office of Sinopec Reserve and is not a separate legal entity, the Agreement shall be binding upon, and all rights and obligations thereunder shall be ultimately assumed by Sinopec Reserve. Sinopec Reserve is a wholly-owned subsidiary of Sinopec Group, the controlling shareholder of the Company as defined under the Hong Kong Listing Rules and the de facto controller of the Company as defined under the Shanghai Listing Rules. As a wholly-owned subsidiary of Sinopec Group, Sinopec Reserve is a related party of the Company under the Shanghai Listing Rules and a connected person of the Company under the Hong Kong Listing Rules. The Agreement constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules.

The general information of Sinopec Reserve is set out below:

Name of enterprise:	Sinopec Petroleum Reserve Company Limited

Type of enterprise:	Limited liability company

Place of incorporation:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, the PRC

Principal place of business:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, the PRC

Legal representative:	Ren Jiajun

Registered capital:	RMB51,428,518,200

Sinopec Reserve primarily engages in the wholesale distribution of refined oil: gasoline and kerosene, crude oil wholesaling, the sales and storage of crude oil, import and export business, investment and construction of petroleum storage facilities, and lease of machinery and equipment.

3.	THE STORAGE SERVICE AGREEMENT

The key terms of the Agreement are as follows:

Parties

The Company, the Baishawan Branch (to provide storage services), and Sinopec Reserve (to supervise and manage the strict implementation of rules under the Agreement by the Baishawan Branch and to assist the Company on renting Oil Tanks and related matters).

Subject Matter and Term

The Agreement is expected to be signed before 31 December 2020.

Under the Agreement, the Baishawan Branch shall provide storage services to the Company for a three-year term, which will commence on 1 January 2021 and expire on 31 December 2023.

Maintenance Expenses

The Baishawan Branch shall be responsible for the related expenses of daily repair and maintenance.

Storage Fees

The storage fees payable by the Company to the Baishawan Branch in 2021, 2022 and 2023 shall be RMB114.00 million (value-added tax inclusive) each year. The Company shall pay the storage fees quarterly and check the amounts with the Baishawan Branch before the 20th day of the second month in each quarter.

Historical Transaction Amounts

The aggregate annual amounts paid to the Baishawan Branch for the three years ended 31 December 2018, 2019 and 2020 under the previous agreements were RMB53.96 million (exclusive of value-added tax), RMB82.00 million (inclusive of value-added tax) and RMB109.00 million (inclusive of value-added tax), respectively.

Annual Caps

The aggregate annual amounts payable to the Baishawan Branch for the years ending 31 December 2021, 2022 and 2023 shall not exceed RMB114.00 million (inclusive of value-added tax) each year.

While determining the Annul Caps, the Company and Sinopec Reserve took reference to the rents payable by the third parties to Sinopec Reserve for storage service. After comparison, the Company took the view that the aggregate rents payable under the Agreement for each 100,000 m3 oil tank would not be higher than those payable by the third parties to Sinopec Reserve.

4.	REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The Company has reinforced its production and management in recent years in order to maximize returns. The conclusion of the Agreement will enable it to simplify the process of temporary adjustment in crude oil deployment and transportation in accordance with its operational needs and ensure the stable operation of its facilities. At the same time, the Agreement can increase the Company’s flexibility of crude oil deployment, and provide it greater room for optimizing crude oil feedstock.

5.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Agreement concurrently constitutes an ordinary related party transaction under the Shanghai Listing Rules and a continuing connected transaction under the Hong Kong Listing Rules. In accordance with Rule 14A.76(2) of the Hong Kong Listing Rules, as one or more of the applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Annual Caps for the Agreement will exceed 0.1% but will be less than 5%, the transaction under the Agreement is subject to the reporting and announcement requirements, but is exempted from the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

6.	BOARD APPROVAL

At the 4th meeting of the tenth session of the Board on 8 December 2020, the Board approved the Agreement. None of the Directors has a material interest (as defined in the Hong Kong Listing Rules) in the Agreement. Under the Shanghai Listing Rules, Mr. Wu Haijun and Mr. Xie Zhenglin were deemed interested in the Agreement as they worked in the companies which were related parties of the Company. Therefore, they abstained from voting at the Board meeting.

The Board (including the independent non-executive Directors) takes the view that the terms of the Agreement and the Annual Caps for the year ending 31 December 2023 are fair, reasonable and on normal commercial terms. They are entered into in the usual and ordinary course of business and are in the interests of the Company and its Shareholders as a whole.

The independent non-executive Directors, namely Ms. Li Yuanqin, Mr. Tang Song, Mr. Chen Haifeng, Mr. Yang Jun and Mr. Gao Song gave the following independent opinions on the Agreement:

(1)	The transaction complies with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(2)

At the time of voting on the relevant resolution, the Directors who were deemed interested under the Shanghai Listing Rules, namely Mr. Wu Haijun and Mr. Xie Zhenglin, abstained from voting and the voting process complied with the relevant laws, regulations and regulatory documents within and outside the PRC and the relevant provisions of the articles of association of the Company;

(3)

The transaction is entered into on normal commercial terms in the ordinary and usual course of business and the terms of the Agreement (including the Annual Caps) are fair and reasonable to the Company. It will not damage the interests of the Company and its minority shareholders and the terms in it are in the interests of the Shareholders as a whole; and

(4)	The execution of the transaction under the Agreement by the Company with the Baishawan Branch and Sinopec Reserve shall be approved.

In accordance with the Shanghai Listing Rules, the relevant information in relation to the Agreement was submitted to the independent non-executive Directors for review and approval before approval by the Board. The independent non-executive Directors agreed to submit the relevant resolution to the Board for consideration.

7.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings:

“Annual Cap(s)”	The maximum aggregate annual value(s)

“Baishawan Branch”	The Baishawan branch of Sinopec Reserve, a branch office of Sinopec Reserve established under the PRC laws

“Board”	The board of directors of the Company

“Sinopec Group”	China Petrochemical Corporation, a limited liability enterprise incorporated in the PRC (owned by the whole people)

The “Company” or “Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Director(s)”	The director(s) of the Company, including independent non-executive directors

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Oil Tanks”	Eight oil tanks with a total volume of 950,000 cubic meters and related ancillary facilities, houses and buildings located in Baishawan, Dushangang Town, Pinhu District, Zhejiang Province, the PRC, which are owned by the Baishawan Branch

“Agreement”	The storage service agreement to be entered into between the Company, the Baishawan Branch and Sinopec Reserve for the lease of the Oil Tanks by the Baishawan Branch to the Company

“PRC” or “China”	The People’s Republic of China and, for the purpose of this announcement, excluding the Hong Kong and Macao Special Administrative Regions as well as Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	The listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	The shareholder(s) of the Company

“Sinopec Reserve”	Sinopec Petroleum Reserve Company Limited

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 8 December 2020